UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 21 04
(CUSIP Number)

Grover T. Wickersham 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham (the "Reporting Person")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,930,778(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 26,930,778(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,930,778(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.87% (3)

14.	Type of Reporting Person (See Instructions) IN
(See footnotes on following page.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 3 of 6

_______________
(1)

This Amendment No. 2 to Schedule 13D (this "Statement") reports the deemed beneficial ownership of shares of the common stock (the "Common Stock") of Eastside Distilling, Inc. by Grover T. Wickersham (the "Reporting Person") as of July 27, 2016. The Reporting Person directly owns 2,000,000 shares of Common Stock and 2,000,000 shares of common stock purchase warrants (the "Warrants"), and his Roth IRA holds an additional 195,088 shares of Common Stock. In addition, the Reporting Person serves as the trustee of the Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Irrevocable Trust"), the Grover T. Wickersham Employees' Profit Sharing Plan (the "PSP") and an education trust established for the benefit of an unrelated minor child (the "Education Trust"). The Reporting person also is a joint trustee and beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the "CRUT"). The Irrevocable Trust owns 4,418,000 shares of Common Stock and 4,000,000 Warrants, the PSP owns 5,843,099 shares of Common Stock and 6,700,000 Warrants, the Education Trust owns 2,381,263 shares of Common Stock and 1,000,000 Warrants, and the CRUT owns 373,328 shares of Common Stock and 500,000 Warrants. (See Footnotes (2) and (3) below.) Because the Reporting Person exercises voting and dispositive power over the Common Stock owned by the Irrevocable Trust, the PSP, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(2)

Includes 11,720,000 shares of Common Stock issuable upon exercise of Warrants out of an aggregate total of 14,200,000 Warrants that have been issued to the Reporting Person, the PSP, the Irrevocable Trust, the Education Trust and the CRUT. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i) reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. As of July 27, 2016, all of the Warrants directly owned by the Reporting Person, the Irrevocable Trust, the Education Trust and the CRUT are fully exercisable. However, because the PSP owns 5,843,099 shares of Common Stock as of July 27, 2016, only 4,220,000 of its 6,700,000 Warrants are exercisable until such time as its beneficial ownership percentage falls below 9.99%.

(3)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 96,583,180 shares of the Issuer's Common Stock outstanding on July 27, 2016, as provided by the Issuer, plus 11,720,000 shares of Common Stock issuable upon currently exercisable Warrants.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D filed on July 18, 2016 by Grover T. Wickersham, an individual and citizen of the United States. Its purpose is to update the disclosure to reflect Mr. Wickersham's new status with the Issuer and to adjust the previously reflected securities holdings as a result in a change in the number of shares outstanding of the Issuer since the filing of Amendment No. 1 to Schedule 13D. Except as set forth herein, all other information in the Reporting Person's Amendment No. 1 to Schedule 13D remains unchanged.

Item 4. Purpose of the Transaction

Item 4 to Amendment No. 1 to Schedule 13D is hereby amended by restating Item 4 in its entirety as follows:

Mr. Wickersham did not purchase the securities, whether directly or indirectly, for the purpose of acquiring any particular percentage ownership, effecting any extraordinary corporate transaction or sale or transfer of assets, change in the composition of the Board of Directors, material change in the present capitalization or any other material change in the Issuer's business or corporate structure. On July 19, 2016, the Issuer's Board of Directors expanded the size of the Board from three to four directors and appointed Grover T. Wickersham as a director to fill the vacancy created by the expansion of the Board. On the same date, Steven Earles tendered his resignation as Chairman of the Board and was replaced as Chairman by Mr. Wickersham. Mr. Earles continues to serve as the President and Chief Executive Officer of the Issuer as well as a director.

Item 5. Interest in Securities of the Issuer

Item 5 to Amendment No. 1 to Schedule 13D is hereby amended by restating Item 5 in its entirety as follows:

(a) The Reporting Person is the direct owner of 2,000,000 shares of the Issuer's Common Stock and is the beneficiary of a Roth IRA that owns 195,088 shares. He also serves as the trustee of the PSP, Education Trust, Irrevocable Trust and CRUT, which collectively own 13,015,690 shares of Common Stock. The Reporting Person's Common Stock shareholdings combined with those of the four trusts in which he serves as trustee total 15,210,778, representing approximately 15.75% of the Issuer's actual outstanding shares of Common Stock on July 27, 2016. The Reporting Person and the four trusts for which he serves as trustee also hold 14,200,000 Warrants of which 11,720,000 are presently exercisable. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock. Because of this limitation, 4,220,000 of the 6,700,000 Warrants held by the PSP are presently exercisable. Total Common Stock and exercisable Warrant holdings of the Reporting Person and the four trusts is 26,930,778 or 24.87%. The ownership percentages set forth above are based on 96,583,180 shares of Common Stock outstanding on July 27, 2016, which total was provided to the Reporting Person by the Issuer, plus 11,720,000 shares issuable upon currently exercisable Warrants. The Reporting Person disclaims beneficial ownership of all of the securities owned by the four trusts other than his vested share of his interest in the PSP and CRUT.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 5 of 6

(b) The securities reported on this Statement are included solely to present the deemed direct and indirect beneficial ownership of Grover T. Wickersham, the Reporting Person in accordance with Rule 13d-3 promulgated under the Act. Because of his relationship as trustee of the PSP, Education Trust, Irrevocable Trust and CRUT and being the owner of his self-directed Roth IRA, the Reporting Person may be deemed to have the following voting and dispositive control as of July 27, 2016:

1. Sole Voting Power: 26,930,778 (1)(2)

2. Shared Voting Power: 0

3. Sole Dispositive Power: 26,930,778 (1)(2)

4. Shared Dispositive Power: 0

5. Percent of Class: 24.87% (3)

___________

(1) Includes 11,720,000 shares of common stock issuable upon exercise of Warrants. However, the warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. Because the PSP owns 5,843,099 shares of the Issuer's common stock as of July 27, 2016, up 4,220,000 of its 6,700,000 Warrants are exercisable until such time as its beneficial ownership percentage falls below 9.99%. The terms of the blocker may only be amended by written consent of both the Issuer and the holder.

(2) Because the Reporting Person exercises voting and dispositive power over the shares owned by the Irrevocable Trust, PSP, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Securities Exchange Act of 1934, as amended. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(3) Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act. Based on 96,583,180 shares of the Issuer's common stock outstanding on the Acquisition Date, as provided by the Issuer, plus 11,720,000 shares issuable upon currently exercisable Warrants.

(c) Other than the transactions described in Item 3 of Amendment No. 1 to the Reporting Person's Schedule 13D filed on July 18, 2016, the Reporting Person has not effected or caused to be effected any transaction involving the Issuer's Common Stock during the last 60 days.

(d) No person (other than the Reporting Person, PSP, Education Trust, Irrevocable Trust and CRUR) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2016

/s/ Grover T. Wickersham